Sumitomo Corporation

04045938

Rule 12g3-2(b) File No. 82-34680

October 29, 2004

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Interim Financial Results dated October 29, 2004 (Consolidated basis. USGAAP) [English translation].

dlw 11/8

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Highlights of consolidated semiannual results 2004 (Six-month period ended September 30, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Apr.1-Sep.30, 2004	Apr.1-Sep.30, 2003	increase/(decrease) amount	increase/(decrease) percentage(%)
Gross profit	2,715	2,424	290	12%
Other income (expenses) :				
Selling, general and administrative expenses	(2,163)	(2,071)	(92)	(4%)
Settlements on copper trading litigation	(10)	(59)	49	83%
Provision for doubtful receivables	(31)	(10)	(21)	(221%)
Gain on property and equipment, net	1	13	(12)	(92%)
Interest expense, net of interest income	(33)	(23)	(10)	(44%)
Dividends	36	41	(6)	(14%)
Gain on marketable securities and investments, net	64	115	(51)	(44%)
Equity in earnings of associated companies, net	189	92	97	105%
Other, net	1	(5)	5	-
Total other income (expenses)	(1,947)	(1,905)	(41)	(2%)
Income before income taxes and minority interests in earnings of subsidiaries	768	519	249	48%
Income taxes	(297)	(180)	(118)	(66%)
Income before minority interests in earnings of subsidiaries	471	339	131	39%
Minority interests in earnings of subsidiaries, net	(35)	(34)	(1)	(4%)
Net income	435	305	130	43%
Total trading transactions	47,864	43,336	4,528	10%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Operating income	520	343	177	52%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Basic profit (Calculation for reference)*	515	308	208	68%

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies
For the six months ended September 30, 2003, basic profit was calculated by using 58% as the multiplier.

Summary

Gross profit
- Strong performances in steel products business including steel service centers operation in Asia and specialty steel business
- Strong performances in automobile business in Europe and ships business
- Increase in plant business in Asia
- Addtional acquisition of coal mine interest in Australia
- Strong performances in retail business such as supermarket Summit, and fertilizer business
- Increase of gross profit in Overseas subsidiaries such as Sumitomo Corporation of America
- Recognized impairment losses on real estate for sale in Kobe area, and decrease in condominium sales in Tokyo metropolitan area compared with the same period of the previous year, which showed a strong performance

Selling, general and administrative expenses
- Increase in personnel expenses due to the expansion of business activities at subsidiaries
- Increase in amortization of software

Settlements on copper trading litigation
- Settlement paid during the previous year

Provision for doubtful receivables
- Provision for receivables going through legal liquidation

Gain on marketable securities and investments, net
- Capital gains generated mostly by the continuous unwinding of cross shareholdings

Equity in earnings of associated companies, net
- Strong performances in Batu Hijau copper and gold mine project, Jupiter Telecommunications, Sumisho Lease, and Jupiter Programming, etc.

Segment Information	Gross profit Apr.1-Sep.30, 2004	Gross profit Apr.1-Sep.30, 2003	Gross profit increase/(decrease)	Net income Apr.1-Sep.30, 2004	Net income Apr.1-Sep.30, 2003	Net income increase/(decrease)	Assets As of Sep. 30, 2004	Assets As of Mar. 31, 2004	Assets increase/(decrease)
Metal Products	249	205	44	67	36	30	4,167	3,904	263
Transportation & Construction Systems	533	470	63	78	60	18	8,406	7,930	476
Machinery & Electric	168	100	68	32	(4)	36	4,544	4,357	187
Media, Electronics & Network	196	199	(3)	52	35	17	4,016	3,750	266
Chemical	135	110	25	27	8	19	2,021	1,749	273
Mineral Resources & Energy	163	126	37	62	19	42	4,282	3,457	826
Consumer Goods & Service	490	456	34	32	28	4	2,919	3,046	(127)
Materials & Real Estate	210	244	(34)	(2)	23	(25)	5,794	6,153	(358)
Financial & Logistics	86	74	12	14	7	7	2,537	1,935	602
Domestic Regional Business Units and Offices	200	198	3	20	15	5	3,698	3,793	(94)
Overseas Subsidiaries and Branches	339	279	60	69	35	33	5,828	4,933	895
Segment Total	2,770	2,461	309	450	263	187	48,212	45,005	3,207
Corporate and Eliminations	(56)	(37)	(19)	(15)	42	(57)	4,869	5,120	(250)
Consolidated	2,715	2,424	290	435	305	130	53,082	50,125	2,957

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

Assets and Liabilities	As of Sep.30, 2004	As of Mar.31, 2004	increase/ (decrease)
Total assets	53,082	50,125	2,957
Total shareholders' equity	8,661	7,308	1,352
Shareholders' equity ratio	16.3%	14.6%	1.7pt
Working Capital	7,174	6,940	233
Interest - bearing liabilities, gross	28,169	27,959	210
Interest - bearing liabilities, net	23,273	23,776	(503)
Debt - equity ratio, net (times)	2.7	3.3	(0.6pt)

Summary

Total assets
- Increase of operating assets due to business expansion
- Stragetic investments to expand earnings base

Total shareholders' equity, Shareholders' equity ratio, Debt - equity ratio, net (times)
- Improved due to the issuance of new shares and increase in retained earnings

Cash Flows	Apr.1-Sep.30, 2004	Apr.1-Sep.30, 2003
Net cash provided by operating activities	108	355
Net cash (used in) provided by investing activities	(441)	151
Free Cash Flow	(334)	507
Net cash provided by (used in) financing activities	1,035	(452)
Effect of exchange rate changes on cash and cash equivalents	4	10
Net increase in cash and cash equivalents	706	65

Summary

Free Cash Flow
- Free cash flow was negative 33.4 billion yen due to the strategic investments to expand earnings base

Net cash provided by (used in) financing activities
- Net cash provided by financing activities was 103.5 billion yen, mainly due to issuing new shares.

Targets Year ending March 31, 2005	revised in Oct., 2004 (A)	announced in Apr., 2004 (B)	increase/ (decrease) (A)-(B)	Results Apr.1-Sep.30, 2004	percentage (%)	Results Year ended Mar. 31, 2004 (C)	increase/(decrease) (A)-(C) amount	increase/(decrease) (A)-(C) percentage(%)
Gross profit	5,600	5,300	300	2,715	48%	5,013	587	12%
Other income (expenses) :								
Selling, general and administrative expenses	(4,400)	(4,300)	(100)	(2,163)	49%	(4,224)	(176)	(4%)
Interest expense, net of interest income	(70)	(70)	0	(33)	48%	(64)	(6)	(9%)
Dividends	60	60	0	36	59%	69	(9)	(13%)
Equity in earnings of associated companies, net	400	350	50	189	47%	207	193	93%
Provision for doubtful receivables and net of other income (expenses)	(200)	(150)	(50)	26	-	89	(289)	-
Total other income (expenses)	(4,210)	(4,110)	(100)	(1,947)	46%	(3,923)	(287)	(7%)
Income before income taxes and minority interests in earnings of subsidiaries	1,390	1,190	200	768	55%	1,090	300	28%
Income taxes	(530)	(410)	(120)	(297)	56%	(357)	(173)	(48%)
Income before minority interests in earnings of subsidiaries	860	780	80	471	55%	733	127	17%
Minority interests in earnings of subsidiaries	(80)	(80)	0	(35)	44%	(67)	(13)	(19%)
Net income	780	700	80	435	56%	666	114	17%
Total trading transactions	97,000	91,000	6,000	47,864	49%	91,979	5,021	5%
Basic profit	1,102	934	168	515	47%	668	434	65%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

-Notification of dividend increase-

Our basic dividend policy is to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy and reflecting consolidated financial results, we will determine the dividend based on the dividend payout ratio at 20% from this fiscal year end. Thereby, in the event of achieving net income target of 78 billion yen for full fiscal year, we will increase the ordinary dividend to 6 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal 2004 will be 10 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal 2003 was 8 yen per share.)

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

October 8, 2004
Sumitomo Corporation

<u>Achievement & Growth Plan (AG Plan) FY2005-2006</u>
<u>- Achieving 7.5% of risk-adjusted return ratio and aiming for further growth-</u>

Since Reform Package (FY1999-2000), Sumitomo Corporation has been making steady progresses both in expanding earnings base and enhancing corporate strength to achieve sufficient profitability to cover the cost of shareholders' equity, risk-adjusted return ratio of 7.5%.

Under the upcoming medium-term management plan, the Achievement & Growth Plan, or AG Plan, our quantitative targets are set as follows;

<u>Quantitative targets (FY 2005 – 2006)</u>

- **Risk-adjusted return ratio : 7.5% or above each year**
- **Net income : two-year total of 190 billion yen**
  (Rough indication ; 90 billion yen for FY2005,
  100 billion yen for FY2006)

In addition, our directions are summed up in the following three subjects:

- **Expansion of our earnings base through dynamic growth strategies**
- **Implementation of human resource strategies matching our growth strategies**
- **Pursuit of soundness and efficiency.**

We will push ahead in these subjects on a global basis securing a 7.5% risk-adjusted return ratio and aiming for further growth.

Consolidated semiannual results 2004

(Six-month period ended September 30, 2004)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No.8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel. (03)5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel. (03)5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Operations for the six-month period ended September 30, 2004

(1) Summary

[Remark] Amounts are rounded to the nearest million.

	Total trading transactions		Operating income		Income before income taxes and minority interests in earnings of subsidiaries	
	(millions of yen)	increase/decrease (%)	(millions of yen)	increase/decrease (%)	(millions of yen)	increase/decrease (%)
Apr.1-Sep.30, 2004	4,786,384	(10.4)	52,041	(51.6)	76,796	(48.0)
Apr.1-Sep.30, 2003	4,333,556	(-5.1)	34,330	(-11.3)	51,894	(31.1)
Year ended March 31, 2004	9,197,882		70,950		109,035	

	Net income		Net income per share (basic)	Net income per share (diluted)
	(millions of yen)	increase/decrease (%)	(yen)	(yen)
Apr.1-Sep.30, 2004	43,527	(42.5)	38.39	38.39
Apr.1-Sep.30, 2003	30,539	(47.5)	28.72	28.11
Year ended March 31, 2004	66,621		62.66	61.31

[Notes]

1) Equity in earnings of associated companies, net (Apr.1-Sep.30, 2004) 18,908 million yen (Apr.1-Sep.30, 2003) 9,236 million yen (Apr.1, 2003-Mar.31, 2004) 20,693 million yen
2) Average shares outstanding (consolidated) (Apr.1-Sep.30, 2004) 1,133,779,650 (Apr.1-Sep.30, 2003) 1,063,478,143 (Apr.1, 2003-Mar.31, 2004) 1,063,190,319
3) Changes of accounting policies None
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
6) Equity in earnings of associated companies, net have been reclassified into other income (expenses) for the first semiannual period ended September 30, 2003 in accordance with the reclassification made in fiscal 2004. The consolidated results for the first semiannual period ended September 30, 2003 have been restated to reflect the Company's accounting for deferred taxes related to investments in affiliates in accordance with the restatements made in fiscal 2004.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2004	5,308,160	866,058	16.3	719.48
September 30, 2003	4,862,854	698,487	14.4	656.83
March 31, 2004	5,012,465	730,848	14.6	686.99

[Note] Shares outstanding (consolidated) September 30, 2004: 1,203,734,046 September 30, 2003: 1,063,420,540 March 31, 2004: 1,063,835,086

(3)Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period/year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Apr.1-Sep.30, 2004	10,786	-44,141	103,517	486,132
Apr.1-Sep.30, 2003	35,547	15,112	-45,189	330,811
Year ended March 31, 2004	61,754	57,929	-23,582	415,574

(4)Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries 606 Associated companies 221

(5)Changes in number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries (added) 41, (reduced) 10 Associated companies (added) 17, (reduced) 13

2. Targets (fiscal year ending March 31, 2005)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2005	9,700,000	78,000

[Reference] (1) Estimated net income (year ending March 31, 2005) per share (basic) 64.80yen

(2) Our basic dividend policy is to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy and reflecting consolidated financial results, we will determine the dividend based on the dividend payout ratio at 20% from this fiscal year end. Thereby, in the event of achieving net income target of 78 billion yen for full fiscal year, we will increase the ordinary dividend to 6 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal 2004 will be 10 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal 2003 was 8 yen per share.)

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and through offices covering the globe and their information networks, operates in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including providing various forms of financing to customers and business partners, organizing and coordinating various projects, and investing in industries such as information technology and retailing.

(2) Commodities and content of businesses, and principal subsidiaries and associated companies by operating segment are as follows:

Operating segment	Commodities and contents of business / Principal subsidiaries and associated companies
Operating segment	Commodities and contents of business
	Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ○ ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S)
	SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ◎ ／ Kiriu Corporation (S) ／ PT. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ Sumitomo Shoji Machinex Co.,Ltd. (S)
	Perennial Power Holdings Inc.(S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV programs, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumisho Electronics Co., Ltd. (S) ○ ／ Sumitronics Corporation (S)
	Nissho Electronics Corporation (A) ◎ ／Jupiter Telecommunications Co., Ltd. (A) ／ Jupiter Programming Co., Ltd. (A) ／ MS Communications Co.,Ltd.(A)
Chemical	Domestic sales, international trading and development of products related to new materials, electronics materials, inorganic chemicals, alkalis, bio-pharmaceuticals, medicals, agricultural chemicals, pet supplies, plastics and organic chemicals. Other related businesses.
	Sumitomo Shoji Plastics Co., Ltd. (S) ／ Sumitomo Shoji Chemicals Co., Ltd. (S) ／ Summit Agro Europe Ltd.(S)
	The Hartz Mountain Corporation (S) ／ Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, iron sources, nonferrous raw materials, LNG(liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG(liquefied petroleum gas),batteries and carbon products. Domestic power and energy related businesses.
	Sumisho Oil Corporation (S) ／ Sumisho LPG Holdings Co., Ltd.(S) ／ Nusa Tenggara Mining Corporation (S)
	Sumisho Coal Australia Pty. Ltd. (S) ／ SC Minerals America ,Inc. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Shinko Sugar Co., Ltd. (S) ○ ／ Summit, Inc. (S) ／ Mammy Mart Corporation (A) ○ ／ Otto-Sumisho Inc. (A)
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp paper, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	Seven Industries Co.,Ltd. (S)◎／ Sumisho Paper Co., Ltd. (S) ／ S.C. Cement Co., Ltd. (S) ／ Sumisho & Mitsuibussan Kenzai Co., Ltd. (A)
	IG Kogyo Co., Ltd (A) ／ P.T. Summitmas Property (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumitrans (Japan) Corporation (S) ／ Sumisho Capital Management Co. (S)
	P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S) ／ Sumisho Montblanc Co., Ltd. (S)
	Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) ／ Total 8 subsidiaries in China (S) ／ Sumitomo Australia Limited.(S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)
1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).

Management policy

1. Medium-term management strategies and business activity etc. during the period.

• Undertakings to expand our earnings base

In July this year we implemented a ¥100 billion-scale equity offering in Japan and overseas. The purpose of this equity offering is to allow us to expand our earnings base further by increasing investments in our business that we believe will be profitable and have growth potential.

• Medium-term management plan: AA Plan

There are only a few months left until the end of our current medium-term management plan, the AA Plan.[1] Overall, we have progressed steadily toward our targets. In the first half of fiscal year 2004, we made a number of acquisitions aimed at expanding our earnings base; the targets included companies involved in the manufacturing and sales of automotive parts and of pet supplies. Also, as part of our efforts to enhance our corporate strength, we set up the Internal Control Committee to further upgrade the internal control setup for the whole Sumitomo Corporation Group, and we beefed up the role and functions of the Information Security Committee, whose objectives include the protection of personal information.

In terms of efforts directed at strategic regions, we continued to work on developing our logistics networks in China, and we established the Changchun Office to push ahead with the development of markets in the three northeastern provinces. We also moved forward with wide-zone operations encompassing Russia and the other CIS countries, appointing the General Manager for CIS. In addition, we dispatched two company-wide, cross-departmental missions aimed at finding new business opportunities in India, a country with great expected growth potential.

• Creating and expanding core businesses

In order to achieve the objectives of the AA Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some specific examples of our undertakings:

(1) Metal Products Business Unit

We achieved steady progress with the ongoing development of our steel service center business, centering on Asia, and of our automobile-related steel products businesses. We also tackled new fields. In China, for example, where demand for iron and steel continues to expand at a rapid clip, we established Foshan Summit Nikka Mold & Metal Products Co., Ltd. in Guangdong province as a

[1] "AA" is short for "Approach for Achievement." The name of the plan is an expression of our determination to approach a level of earning power sufficient to cover our shareholders' capital cost.

subsidiary for the processing and sales of tool steel, and we made an equity investment in Tai Hong Machinery Electric (Kunshan) Co., Ltd. in Jiangsu province as a base for processing and sales of electrical steel plates, which is used as a material in transformer cores.

(2) Transportation & Construction Systems Business Unit

In the automobile-related business, we launched full-scale activities by SC-ABeam Automotive Consulting, a specialized auto-industry consulting firm. With help from this company, we acquired Kiriu Corporation, an automotive parts manufacturing and sales company, in order to strengthen our "value chain."[2] In the ships business, we received two new orders for large-scale tankers to be built by Universal Shipbuilding Corporation for the China Ocean Shipping (Group) Company, one of the world's leading shipping companies.

(3) Machinery & Electric Business Unit

In Taiwan two private-sector electric power-generating companies in which we have equity stakes, Sun Ba Power Corporation and Star Energy Power Corporation, both started commercial operation of their thermal power plant. In the area of new technologies, together with AIES Co., Ltd., a company with PET plastic bottle recycling technology, we commenced efforts on a business for the recycling of PET plastic bottles in Russia. In addition, we obtained the first official approval for domestic use of the 700-bar pressurized hydrogen storage system designed and produced by Quantum Fuel Systems Technologies Worldwide, Inc., for use in fuel cell vehicles; we thereupon launched sales activities.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd. (J-COM), Japan's biggest cable television operator, continued to steadily increase its base of subscribers, and it also launched digital services. Jupiter Programming Co., Ltd., which provides programming for cable TV and satellite broadcasting services, achieved favorable results from its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping channel operator, and together with J-COM and other companies, it set up Jupiter VOD Co., Ltd., as a company to provide content for Video On Demand[3] services. In the cinema complex[4] business, we further expanded our business base with moves including an increase in our stake in United Cinemas Co., Ltd., which we made a subsidiary.

(5) Chemical Business Unit

Together with Sumitomo Corporation of America, we acquired The Hartz Mountain Corporation, America's leading company in manufacturing and sales of pet supplies, thereby making a new entry

---

[2] "Value chain" refers to the set of arrangements for creating and providing products and services with high added value throughout the course of business activities ranging from the procurement of raw materials through manufacturing, sales, and after-sales service.

[3] "Video On Demand," or "VOD," refers to systems that allow users to view the video content of their choice at any time they wish.

[4] A "cinema complex" is a compound facility consisting of multiple movie theaters.

for ourselves into the pet-related business field in the United States, where the pet boom is powering market growth. Apius Co., Ltd., which domestically operates electronic medical record business, achieved a single-year profit for the first time in fiscal year 2003, and it continued to achieve good results in the first half of fiscal year 2004.

(6) Mineral Resources & Energy Business Unit

We expanded our holding of upstream oil interests with the acquisition of rights to two oil fields in the North Sea. In the electric power business, Summit Mihama Power Corporation and Summit Onahama S Power Corporation, companies that provide electricity and steam, both started commercial operations of their power plant, while Summit Energy Corporation commenced its electricity retailing business in eastern Japan, which it had been developing in western Japan. We also moved to prepare for a further major expansion of our electric power business with steps including the establishment of a holding company to exercise unified control of the business unit's electric power subsidiaries.

(7) Consumer Goods & Service Business Unit

In the area of supermarket chain business, Summit, Inc., which operates a food supermarket chain centering on the Tokyo area, continued to achieve positive business results. In the area of the fashion brand business, Coach Japan, Inc., moved ahead actively to develop additional outlets, by opening a new flagship store in Sapporo, subsequent to the flagship store in the Marunouchi district of central Tokyo. In addition, we reached a general agreement with Suminoe Textile Co., Ltd. on the establishment of Sumisho Airbag Systems Co., Ltd., for the manufacturing and sales of side-curtain airbag cushions, an automobile safety device for protecting occupants from side-impact accidents, for which demand is expected to increase.

(8) Materials & Real Estate Business Unit

Following our acquisition last year of Horiden Shoji Kabushiki Kaisha, a company that produces and sells ready-mixed concrete mainly in Fukuoka Prefecture, we moved to expand our business base on the ready-mixed concrete producing business with the acquisition of Nagoya SOC Kabushiki Kaisha, which operates mainly in the Nagoya area. In addition, along with companies including ORIX Real Estate Corporation, we were chosen by the Urban Renaissance Agency as a developer of the former site of the Osaka University Hospital, and we started work on a super-high-rise condominium project.

(9) Financial & Logistics Business Unit

In the area of finance, we became the first *sogo shosha* (integrated trading company) to make a full-scale entry into the credit card business through Sumisho Card Inc. (card brand name "Soblio") in conjunction with Sumitomo Mitsui Card Company, Limited. In Thailand, which is the production and export base for automobile business in Southeast Asia, Nava Nakorn Distribution Centre Co., Ltd., a company providing

logistics services, built a new warehouse to meet the supply needs of automotive-related industries. In China we established a new joint venture, Zero-SCM Logistics (Beijing) Company Limited, to develop our business of transporting finished automobiles throughout China.

2.Management challenges

In order to attain our medium-term goal of achieving earning power sufficient to cover our shareholders' capital cost (a consolidated risk-adjusted return[5] ratio of 7.5%), we will continue our efforts to expand our earnings base under the AA Plan. At the same time, we will actively work at enhancing our corporate strength through the pursuit of efficient group operation, the advancement of risk management, and the achievement of thorough legal compliance. We will also continue our environmental initiatives and social contribution activities.

Through these undertakings we aim to conduct business activities in harmony with the society and the environment as "a global organization that contributes broadly to society" and to further increase our corporate value and to "achieve prosperity and realize dreams" for our shareholders and all our other stakeholders.

In October this year, we have announced the "AG Plan"[6] as our next medium-term management plan for the two years following the "AA Plan."

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage to expand our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

[5] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

[6] "AG" is short for "Achievement & Growth." Under the "AG Plan," our quantitative targets and basic policies are set as follows:

Quantitative targets (Fiscal Year 2005-Fiscal Year 2006)
- Consolidated risk-adjusted return ratio: 7.5% or above each year
- Consolidated net income: two-year total of 190 billion yen
  (Rough indication: 90 billion yen for fiscal year 2005, 100 billion yen for fiscal year 2006)

Basic policies
- Expansion of our earnings base through dynamic growth strategies
- Implementation of human resource strategies matching our growth strategies
- Pursuit of soundness and efficiency

4. Dividend policy

Our basic dividend policy is to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy and reflecting consolidated financial results, we will determine the dividend based on the dividend payout ratio at 20% from this fiscal year end. Thereby, in the event of achieving net income target of 78 billion yen for full fiscal year, we will increase the ordinary dividend to 6 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal 2004 will be 10 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal 2003 was 8 yen per share.)

Sumitomo Corporation and Subsidiaries

Sumitomo Corporation Governance Principles

Item	Content
Fundamental Principle	
	The business spirit of Sumitomo is a business and management concept that has continued to flow throughout Sumitomo's operations for over 400 years. The Sumitomo Spirit was embodied in the "Business Principles" drafted in 1891(in the 24th year of Meiji). Namely: 1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business. 2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently. In 1998, we adopted the following "Management Principles" in order to develop a corporate vision for the 21st century while still adhering to the Sumitomo Spirit: • To achieve prosperity and realize dreams through sound business activities. • To place prime importance on integrity and sound management with utmost respect for the individual. • To foster a corporate culture full of vitality and conducive to innovation. The Sumitomo Spirit and Management Principles are the ethical backbone of our company and serve as the unwavering truths that support corporate governance. Realizing that, we have engaged in studies concerning the optimal managerial system for our company, namely a method of governance which is responsive to the trust placed in us by our shareholders while at the same time making management that takes in the interests of all stakeholders a reality. Ultimately, we view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management," as well as the "securing of managerial transparency" which is required to accomplish the same. At this time, the principles concerning the corporate governance of the company are as prescribed hereunder.
Board of Directors	
(1) Role	• The board of directors renders decisions concerning key management matters and oversees the operation of the business by the directors and the executive officers.
(2) Composition	• The board of directors is comprised of all directors and corporate auditors. The number of directors shall be set within a scope which enables due deliberation and speedy and reasonable decision making by the board of directors. Currently, around 15 directors is considered an appropriate number. • Further consideration will be given to the election of outside directors.

Item	Content
(3) Chairman & President and CEO	• The Chairman of the Board of Directors oversees the board of directors, while the President and CEO supervises and carries out the business of the company. • Based on checks and balances, in principle there shall be both a Chairman and a President and CEO, and no one individual shall serve as both the Chairman and the President and CEO.
(4) Administration	• In principle, a meeting of the board of directors shall be convened once each month. • In order to ensure the attendance of directors and corporate auditors at meetings of the board of directors, notice of the convening of regular meetings of the board of directors for the following year (from January to December) shall be provided early each December. • Matters related to resolutions of the board of directors and specific standards for submitting matters for deliberation shall be prescribed in the company's internal rules "Matters Related to the Administration of Board of Directors." • In order to fully promote the function of the board of directors and recognizing the need for all directors and corporate auditors to have accurate and complete information regarding items on the agenda, materials required for consideration of the agenda items shall, except in emergencies, be provided beforehand to all directors and corporate auditors. • In principle, an explanation of each agenda item shall be provided by the director in charge of the matter submitted for deliberation, or by a director named thereby, but related directors may provide supplemental explanations when necessary in order to facilitate diverse debate. In addition, the executive officers or persons holding posts of department manager or above who are in charge of the matters may be called to attend when required for expert analytical explanations or for responses to specialized questions.
Directors (Board Members)	
(1) Qualifications	• Candidates for directors shall be honest in character, highly insightful and capable and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.
(2) Representative Directors	• In principle, all directors shall be representative directors.
(3) Term of Office	• The term of office for a director shall be two years, but this shall not preclude reelection. Provided, however, that the term of office for directors appointed to fill vacancies or new directorships shall be the same as the term of office for the other sitting directors. • Notwithstanding the foregoing, in principle, the term of office of the directors serving as the Chairman and the President and CEO shall not exceed three terms, or six years.
(4) Remuneration	• Remuneration provided to directors shall be within the monetary amount approved by a general meeting of shareholders and shall be decided by the board of directors.

Item	Content
(5) Duties	• Directors shall comply with laws, ordinances and the articles of incorporation and shall exercise the duty of a good manager to faithfully engage in their duties while taking into consideration the interests of all stakeholders. • Directors shall not engage in activities contrary to the interests of the company. Moreover, the company shall be prohibited from making monetary loans to individual directors. • Absent the consent of the company, directors shall not engage in their own businesses or concurrently serve in other posts. • Directors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.
Executive Officers	
(1) Executive Officer System	• With the approval of the board of directors, the following executive officers shall be appointed and delegated the execution of work: President and CEO Executive Vice President Senior Managing Executive Officer Managing Executive Officer Executive Officer • With the exclusion of the Chairman, all directors shall concurrently serve as executive officers.
(2) Appointment	• Executive officers shall be appointed by resolution of the board of directors.
(3) Term of Office	• The term of office for an executive officer shall be two years, but this shall not preclude reelection.
(4) Remuneration	• Remuneration to executive officers shall be set as a position-based amount and shall reflect company performance and the evaluation of the executive officer. These standards shall be approved by the board of directors. • The amount of remuneration for an executive officer position shall be determined by the president based on the foregoing standards, pursuant to the authorization of the board of directors. • Remuneration provided to executive officers also serving as directors shall be included in the remuneration provided as a director.
(5) Duties	• Executive officers shall assume the same duties as the directors (see foregoing Item (5)).
Advisers	
	• With its goal of becoming a leading global company, the company shall appoint several outside knowledgeable persons as advisers, shall seek a wide variety of advice and proposals concerning management strategy, medium and long term issues, and the like from these advisers, and shall utilize the same in overall management.

Item	Content
Councils & Committees	
(1) Management Council	• A management council shall be established as an advisory body for the president, and shall engage in the exchange of opinions and information concerning basic policies and key matters related to management. • The management council shall be comprised of the chairman, president and CEO, executive vice president, and specific senior managing and managing executive officers.
(2) Compliance Committee	• The Compliance Committee shall strive for thorough compliance not only by the company but by all subsidiaries and affiliate companies in the group, based on the maintenance of management soundness.
Board of Corporate Auditors	
(1) Role	• The board of corporate auditors holds the authority prescribed by law and ordinances. In addition, decisions concerning auditing policies, methods for examining the status of the business and assets of the company, and other matters related to the execution of the duties of corporate auditors shall be made by resolution of this board.
(2) Composition	• There shall be five corporate auditors, with three of these being outside corporate auditors.
(3) Administration	• In principle, the board of corporate auditors shall meet once each month.
Corporate Auditors	
(1) Role	• Each corporate auditor shall audit the execution of duties by directors as members of the board of directors and as executive officers (representative directors).
(2) Qualifications	• Candidates for outside corporate auditors shall be honest in character, highly insightful and capable, hold a high degree of specialized knowledge and a wealth of experience in specific fields such as law, accounting, business management, and the like, and shall be persons who endorse the company's management principles and policies. Gender and nationality etc. shall be of no consequence. • Candidates for internal corporate auditors shall be honest in character, highly insightful and capable, and shall have expert business knowledge and extensive experience. Gender and nationality etc. shall be of no consequence.
(3) Remuneration	• Remuneration provided to corporate auditors shall be within the monetary amount approved by a general meeting of shareholders, and shall be decided upon mutual consultation of the corporate auditors.
(4) Duties	• Corporate auditors shall attend meetings of the board of directors, and when necessary shall express their opinions thereat. In addition, corporate auditors may attend all other internal meetings, including those of the management council. • Corporate auditors shall observe laws, ordinances and the articles of incorporation, and shall exercise the care of a good manager in the faithful execution of their duties.

Item	Content
	• Corporate auditors, when trading stocks and the like, shall comply with laws, ordinances, and the internal regulations "Matters Related to Insider Trading," and shall exercise due care not to cause any suspicions of insider trading.
Disclosure of Information	
	• In an effort to bring an accurate understanding of the company's management policies and business activities to all stakeholders, the company shall strive to make full disclosure, not limiting itself to the disclosure of information required by law, but also actively pursuing the voluntary disclosure of information.

Management results

1. Operating results for the first half

The consolidated total trading transaction for the first half of fiscal year 2004 amounted to 4,786.4 billion yen, increased by 452.8 billion yen from the same period of the previous year. This was mainly due to the rises in commodity prices and the increase of plant business mainly in Asia, despite the decrease effect by the appreciation of the yen.

Gross profit increased by 29 billion yen to 271.5 billion yen. The segments which showed large increases were Metal Products, mainly due to the strong performances in steel sheet business including steel service centers operation in Asia, Transportation & Construction Systems, due to the strong performances in automobile business in Europe and ships business, Machinery & Electric, due to increase in plant business mainly in Asia. In addition, Chemical, Mineral Resources & Energy, Consumer Goods & Service and Overseas Subsidiaries and Branches also increased. On the other hand, Materials & Real Estate decreased due to impairment loss on real estate for sale and the decrease of condominium sales in Tokyo metropolitan area compared with the same period of the previous year, which showed a strong performance.

Selling, general and administrative expenses increased by 9.2 billion yen from the same period of the previous year, resulting from increases in personnel expenses due to the expansion of business activities at subsidiaries and amortization of software investment.

In addition, equity in earnings of associated companies, net increased by 9.7 billion yen to 18.9 billion yen mainly contributed by the improvements in Jupiter Telecommunications and Batu Hijau copper and gold mine project.

As a result, net income for the first half of fiscal year 2004 totaled 43.5 billion yen, an increase of 13 billion yen or representing 43% growth from the same period of the previous year.

2. Targets for the full fiscal year

The targets for the full fiscal year ending March 31, 2005 are as follows;

Total trading transactions	9.7 trillion yen
Net income	78 billion yen

*Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial Position

As of September 30, 2004, total assets increased by 295.7 billion yen to 5,308.2 billion yen from March 31, 2004 as a result of strategic investments to expand earnings base, and the increase of operating assets due to business expansion.

Shareholders' equity increased by 135.2 billion yen to 866.1 billion yen, resulting from issuing new shares in July and the increase in retained earnings. As a result, the shareholders' equity ratio improved by 1.7 points to 16.3%.

In the first half of fiscal year 2004, cash generated by strong business performance was used in expansion of business activities. As a result, net cash provided by operating activities was 10.8 billion yen. Net cash used in investing activities was 44.1 billion yen due to the increase of strategic investments to expand business base. Accordingly, free cash flow was negative 33.4 billion yen.

Net cash provided by financing activities was 103.5 billion yen due to issuance of new shares.

As a result, cash and cash equivalents as of September 30, 2004 increased by 70.6 billion yen to 486.1 billion yen form March 31, 2004.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Six-month periods ended September 30, 2004 and 2003
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2004	2003 Restated	2004
Revenues:			
Sales of tangible products	¥ 735,234	¥ 580,030	$ 6,684
Sales of services and others	221,040	204,577	2,009
Total revenues	956,274	784,607	8,693
Cost of revenues:			
Cost of tangible products sold	(635,769)	(488,119)	(5,779)
Cost of services and others	(49,052)	(54,084)	(446)
Total cost of revenues	(684,821)	(542,203)	(6,225)
Gross profit	271,453	242,404	2,468
Other income (expenses) :			
Selling, general and administrative expenses	(216,335)	(207,116)	(1,967)
Settlements on copper trading litigation	(988)	(5,857)	(9)
Provision for doubtful receivables	(3,077)	(958)	(28)
Gain on sale of property and equipment, net	101	1,327	1
Interest income	6,946	9,049	63
Interest expense	(10,292)	(11,374)	(94)
Dividends	3,550	4,146	32
Other than temporary losses on securities	(824)	(2,066)	(7)
Gain on sale of marketable securities and other investments, net	7,272	13,566	66
Equity in earnings of associated companies, net	18,908	9,236	172
Other, net	82	(463)	1
Total other income (expenses)	(194,657)	(190,510)	(1,770)
Income before income taxes and minority interests in earnings of subsidiaries	76,796	51,894	698
Income taxes	(29,733)	(17,958)	(270)
Income before minority interests in earnings of subsidiaries	47,063	33,936	428
Minority interests in earnings of subsidiaries, net	(3,536)	(3,397)	(32)
Net income	¥ 43,527	¥ 30,539	$ 396
Total trading transactions	¥ 4,786,384	¥ 4,333,556	$ 43,513

	Yen		U.S. Dollars
Amounts per share of common stock:			
Net income			
Basic	¥ 38.39	¥ 28.72	$ 0.35
Diluted	38.39	28.11	0.35
Cash dividends applicable for the period	¥ 4.00	¥ 4.00	$ 0.04

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) For the fiscal year ended March 31, 2004, the Companies have started reporting revenue in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No.99-19 and to include equity in earnings of associated companies in other income (expenses). Accordingly, consolidated results for the first half ended September 30, 2003 have been restated to reflect these changes and to reflect the Companies' accounting for deferred taxes related to investments in affiliates in accordance with the restatement made in fiscal 2004.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2004 (Unaudited) and March 31,2004

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2004	March 31, 2004	September 30, 2004
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 486,132	¥ 415,574	$ 4,419
Time deposits	3,433	2,690	31
Marketable securities	47,938	2,823	436
Receivables—trade			
Notes and loans	266,177	238,213	2,420
Accounts	1,248,565	1,178,006	11,351
Associated companies	84,260	151,156	766
Allowance for doubtful receivables	(9,877)	(8,851)	(90)
Inventories	443,680	412,340	4,033
Deferred income taxes	37,736	37,613	343
Advance payments to suppliers	59,787	51,541	544
Other current assets	180,776	140,128	1,643
Total current assets	2,848,607	2,621,233	25,896
Investments and long-term receivables:			
Investments in and advances to associated companies	409,491	383,980	3,723
Other investments	438,735	468,986	3,989
Long-term receivables	598,643	597,461	5,442
Allowance for doubtful receivables	(46,481)	(49,957)	(423)
Total investments and long-term receivables	1,400,388	1,400,470	12,731
Property and equipment, at cost less accumulated depreciation	827,182	768,553	7,520
Prepaid expenses, non-current	92,284	98,589	839
Deferred income taxes, non-current	9,388	9,369	85
Other assets	130,311	114,251	1,185
Total	¥ 5,308,160	¥ 5,012,465	$ 48,256

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.
2) The Company reclassified Mining rights from "Other assets" to "Property and equipment, at cost less accumulated depreciation" in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No. 04-02.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2004 (Unaudited) and March 31,2004

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2004	March 31, 2004	September 30, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 476,093	¥ 452,064	$ 4,328
Current maturities of long-term debt	375,512	330,622	3,414
Payables-trade			
Notes and acceptances	112,895	107,474	1,026
Accounts	817,766	771,092	7,434
Associated companies	24,620	22,829	224
Income taxes	13,481	15,890	123
Accrued expenses	71,137	61,228	646
Advances from customers	77,170	66,232	702
Other current liabilities	162,580	99,773	1,478
Total current liabilities	2,131,254	1,927,204	19,375
Long-term debt, less current maturities	2,161,880	2,218,415	19,654
Accrued pension and retirement benefits	12,201	10,895	111
Deferred income taxes, non-current	47,857	38,797	435
Minority interests	88,910	86,306	808
Shareholders' equity:			
Common stock	219,279	169,439	1,993
Additional paid-in capital	238,821	189,621	2,171
Retained earnings			
Appropriated for legal reserve	17,686	17,686	161
Unappropriated	405,899	365,894	3,690
	423,585	383,580	3,851
Accumulated other comprehensive loss	(14,987)	(11,237)	(136)
Treasury stock, at cost	(640)	(555)	(6)
Total shareholders' equity	866,058	730,848	7,873
Total	¥ 5,308,160	¥ 5,012,465	$ 48,256

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Six-month periods ended September 30, 2004 (Unaudited) and the year ended March 31,2004

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2004	March 31, 2004	September 30, 2004
Common Stock:			
Balance, beginning of period	¥ 169,439	¥ 169,439	$ 1,540
Increase	49,840	-	453
Balance, end of period	¥ 219,279	¥ 169,439	$ 1,993
Additional paid-in capital:			
Balance, beginning of period	¥ 189,621	¥ 189,548	$ 1,724
Increase	49,200	73	447
Balance, end of period	¥ 238,821	¥ 189,621	$ 2,171
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	¥ 17,686	¥ 17,686	$ 161
Increase	-	-	-
Balance, end of period	¥ 17,686	¥ 17,686	$ 161
Unappropriated retained earnings:			
Balance, beginning of period	¥ 365,894	¥ 307,781	$ 3,326
Net income	43,527	66,621	396
Cash dividends paid	(4,255)	(8,508)	(39)
Effect of the change in the reporting period of affiliates	733	-	7
Balance, end of period	¥ 405,899	¥ 365,894	$ 3,690
Accumulated other comprehensive income (loss):			
Balance, beginning of period	¥ (11,237)	¥ (64,993)	$ (101)
Other comprehensive (loss) income, net of tax	(3,796)	53,756	(35)
Effect of the change in the reporting period of affiliates	46	-	0
Balance, end of period	¥ (14,987)	¥ (11,237)	$ (136)
Treasury stock:			
Balance, beginning of period	¥ (555)	¥ (749)	$ (5)
(Purchase) disposition of treasury stock, net	(85)	194	(1)
Balance, end of period	¥ (640)	¥ (555)	$ (6)
Disclosure of comprehensive income (loss):			
Net income for the period	¥ 43,527	¥ 66,621	$ 396
Net unrealized holding (losses) gains on securities available-for-sale	¥ (6,832)	¥ 79,485	$ (62)
Foreign currency translation adjustments	3,565	(26,099)	32
Net unrealized (losses) gains on derivatives	(529)	370	(5)
Other comprehensive (loss) income, net of tax	¥ (3,796)	¥ 53,756	$ (35)
Comprehensive income for the period	¥ 39,731	¥ 120,377	$ 361

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six-month periods ended September 30, 2004 and 2003
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2004	2003	2004
Operating activities:			
Net income	¥ 43,527	¥ 30,539	$ 396
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,289	37,423	330
Provision for doubtful receivables	3,077	958	28
Gain on sale of property and equipment, net	(101)	(1,327)	(1)
Loss on valuation of marketable securities and investments, net	824	2,066	7
Gain on sale of marketable securities and other investments, net	(7,272)	(13,566)	(66)
Equity in earnings of associated companies, less dividend received	(16,782)	(7,734)	(153)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
(Increase) decrease in receivables	(98,362)	50,693	(894)
Increase in inventories	(28,100)	(10,061)	(255)
Increase (decrease) in payables	48,715	(47,192)	443
Other, net	28,971	(6,252)	263
Net cash provided by operating activities	10,786	35,547	98
Investing activities:			
Changes in:			
Property and equipment	(65,426)	(29,238)	(595)
Marketable securities and investments	(50,949)	34,800	(463)
Loans	73,099	10,691	665
Time deposits	(865)	(1,141)	(8)
Net cash (used in) provided by investing activities	(44,141)	15,112	(401)
Financing activities:			
Changes in:			
Short-term debt	2,649	(113,464)	24
Long-term debt	6,051	71,838	55
Proceeds from issuance of new shares of common stock, net of stock issue expenses	98,625	—	897
Cash dividends paid	(4,255)	(4,254)	(39)
Other,net	447	691	4
Net cash provided by (used in) financing activities	103,517	(45,189)	941
Effect of exchange rate changes on cash and cash equivalents	396	983	3
Net increase in cash and cash equivalents	70,558	6,453	641
Cash and cash equivalents, beginning of period	415,574	324,358	3,778
Cash and cash equivalents, end of period	¥ 486,132	¥ 330,811	$ 4,419

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.
2) For the fiscal year ended March 31, 2004, "equity in earnings of associated companies" in operating activities has been reported net of dividends received. Accordingly, consolidated results for the first half ended September 30, 2003 have been reclassified to reflect the change.

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, impairment losses on long-lived assets and loans receivable, pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, derivative instruments and hedging activities, business combinations, revenue presentation, and deferred taxes.

2.Consolidation and investments in subsidiaries and associated companies

(1) Number of majority-owned subsidiaries: 606

Number of domestic subsidiaries: 198

Number of foreign subsidiaries: 408

See P.2 for more detail of these subsidiaries.

(2) Number of associated companies accounted for by the equity method: 221

Number of domestic associated companies: 81

Number of foreign associated companies: 140

See P.2 for more detail of these associated companies.

3.Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (a) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (b) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (c) held-to-maturity securities, which are accounted for at amortized cost.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experiences.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnity plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions".

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

(5) Business combinations, goodwill and other intangible assets

The Companies use the purchase method accounting for all business combinations, in compliance with SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are assessed for impairment.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Six-month periods ended September 30, 2004 and 2003
(Unaudited)

Operating segments:

2004:

Segment		Gross profit		Net income		Segment assets (As of September 30)		Total trading transactions
		Millions of Yen						
Metal Products	¥	24,912	¥	6,652	¥	416,657	¥	510,410
Transportation & Construction Systems		53,305		7,788		840,576		748,657
Machinery & Electric		16,785		3,177		454,405		745,041
Media, Electronics & Network		19,623		5,209		401,550		218,613
Chemical		13,492		2,721		202,145		244,784
Mineral Resources & Energy		16,270		6,174		428,243		833,698
Consumer Goods & Service		49,040		3,223		291,929		403,761
Materials & Real Estate		21,007		(211)		579,411		176,003
Financial & Logistics		8,630		1,381		253,715		65,903
Domestic Regional Business Units and Offices		20,030		2,025		369,835		515,428
Overseas Subsidiaries and Branches		33,943		6,882		582,750		619,824
Segment Total		277,037		45,021		4,821,216		5,082,122
Corporate and Eliminations		(5,584)		(1,494)		486,944		(295,738)
Consolidated	¥	271,453	¥	43,527	¥	5,308,160	¥	4,786,384

2003:

Segment		Gross profit		Net income		Segment assets (As of March 31)		Total trading transactions
		Millions of Yen						
Metal Products	¥	20,478	¥	3,640	¥	390,391	¥	491,464
Transportation & Construction Systems		47,042		6,003		792,960		639,736
Machinery & Electric		10,026		(385)		435,727		624,778
Media, Electronics & Network		19,900		3,508		374,952		180,491
Chemical		10,991		774		174,866		204,169
Mineral Resources & Energy		12,567		1,943		345,682		668,695
Consumer Goods & Service		45,613		2,827		304,593		437,267
Materials & Real Estate		24,417		2,256		615,253		189,209
Financial & Logistics		7,420		701		193,540		41,533
Domestic Regional Business Units and Offices		19,764		1,479		379,277		553,002
Overseas Subsidiaries and Branches		27,900		3,544		493,258		577,447
Segment Total		246,118		26,290		4,500,499		4,607,791
Corporate and Eliminations		(3,714)		4,249		511,966		(274,235)
Consolidated	¥	242,404	¥	30,539	¥	5,012,465	¥	4,333,556

2004:

Segment		Gross profit		Net income		Segment assets (As of September 30)		Total trading transactions
		Millions of U.S.Dollars						
Metal Products	$	226	$	60	$	3,788	$	4,640
Transportation & Construction Systems		485		71		7,642		6,806
Machinery & Electric		153		29		4,131		6,773
Media, Electronics & Network		178		47		3,650		1,987
Chemical		123		25		1,838		2,225
Mineral Resources & Energy		148		56		3,893		7,579
Consumer Goods & Service		446		29		2,654		3,671
Materials & Real Estate		191		(2)		5,267		1,600
Financial & Logistics		78		13		2,306		599
Domestic Regional Business Units and Offices		182		18		3,362		4,686
Overseas Subsidiaries and Branches		309		63		5,298		5,635
Segment Total		2,519		409		43,829		46,201
Corporate and Eliminations		(51)		(13)		4,427		(2,688)
Consolidated	$	2,468	$	396	$	48,256	$	43,513

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) The consolidated results for the first half ended September 30, 2003 have been restated to reflect the Companies' accounting for deferred taxes related to investments in affiliates in accordance with the restatement made in fiscal 2004.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of September 30, 2004 (Unaudited) and March 31,2004

As of September 30, 2004:	Millions of Yen							
		Cost		Unrealized gains		Unrealized losses		Fair value
Securities classified as:								
Trading	¥	44,654	¥	-	¥	-	¥	44,654
Available-for-sale:								
Equity securities		153,035		126,432		(1,871)		277,596
Debt securities		1,978		66		(11)		2,033
Held-to-maturity		11,476		33		(3)		11,506
	¥	211,143	¥	126,531	¥	(1,885)	¥	335,789

As of March 31, 2004:	Millions of Yen							
		Cost		Unrealized gains		Unrealized losses		Fair value
Securities classified as:								
Trading	¥	237	¥	-	¥	-	¥	237
Available-for-sale:								
Equity securities		164,749		138,345		(2,965)		300,129
Debt securities		1,688		63		-		1,751
Held-to-maturity		11,921		16		(1)		11,936
	¥	178,595	¥	138,424	¥	(2,966)	¥	314,053

As of September 30, 2004:	Millions of U.S. Dollars							
		Cost		Unrealized gains		Unrealized losses		Fair value
Securities classified as:								
Trading	$	406	$	-	$	-	$	406
Available-for-sale:								
Equity securities		1,391		1,149		(17)		2,523
Debt securities		18		1		-		19
Held-to-maturity		104		-		-		104
	$	1,919	$	1,150	$	(17)	$	3,052

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥110=US$1.